UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 6-K

	REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

	For the month of October 2004 (October 26, 2004)

	Commission File Number: 1-9141


	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                        Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes        			No  X

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes        			No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes        			No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


Annexed hereto as Exhibit A is a press release of The News
Corporation Limited ("News Corporation") dated October 26, 2004 announcing that shareholders and optionholders had approved
News Corporation's reincorporation to the United States.

Such announcement was released to the Australian Stock Exchange and also released in New York.








































				SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     						 THE NEWS CORPORATION LIMITED



Date:	October 26, 2004			By:	/s/ Arthur M. Siskind
      							Arthur M. Siskind
      							Director





				EXHIBIT INDEX



	Exhibit						Page No. in Sequential
      							Numbering System


A.	Press Release of The News Corporation Limited 		6
      	dated October 26, 2004.
































EXHIBIT A




News Corporation

N E W S  R E L E A S E

For Immediate Release		 Contact: Greg Baxter 61 419 461 368
             				  Andrew Butcher 212-852-7070

Shareholders and Optionholders Overwhelmingly Approve
Reincorporation
______________________


ADELAIDE, AUSTRALIA, October 26, 2004: News Corporation announced that shareholders and optionholders had overwhelmingly approved the company's reincorporation at a series of meetings today.

Holders of ordinary shares voting on the scheme (excluding the Murdoch family and associates) voted 91.28 percent of their shares in favour of the proposal, easily exceeding the required majority of 75 percent. Similarly, holders of preferred non-voting shares voting on the scheme (excluding the Murdoch family and associates) voted 96.23 percent of their shares in favour, again well in excess of the 75 percent majority required.

The proposal also required approval by more than 50 percent of the number of shareholders voting on the scheme in each class. More than 98 percent of the holders of ordinary shares and more than 96 percent of the holders of preferred shares that voted (excluding the Murdoch family and associates), voted in favour.

The proposal had already been approved by shareholders and optionholders who are members or associates of the Murdoch family at separate class meetings held immediately prior to the AGM today.

News Corporation chairman and chief executive officer, Mr Rupert Murdoch said he was delighted with the results.

"The overwhelming support of our shareholders is a clear endorsement of the strategic direction that management and the board have laid out for the next stage of the development of News Corporation," Mr Murdoch said. "The high voter turnout and the high proportion of votes in favour demonstrate that shareholders have overwhelmingly endorsed this proposal."

"We firmly believe that having our primary stock listing on the NYSE will make News Corp a more attractive investment for a far larger pool of potential shareholders. "The move to the United States will give the company far greater financial flexibility with which to pursue our goals."

Mr Murdoch reiterated that the move in no way diminished the company's commitment to Australia.

"This reincorporation is recognition that our head office has been located overseas for many years and that the vast majority of our revenues and earnings are derived from the United States. But we will remain an active and committed participant in the Australian media industry.

"Last night I was proud to lay the foundation stone on the site of the new $60 million home for The Advertiser and The Sunday Mail in Adelaide. Last month, we announced a $200 million upgrade to our printing facilities in Sydney as part of a $500 million commitment to upgrading and expanding our Australian businesses over the next four years.

Having been approved by shareholders and optionholders, the company intends to apply to the Federal Court of Australia on Wednesday, November 3 for approval of the schemes of arrangement for the reincorporation. If court approval is given, the schemes will be fully implemented shortly thereafter.

The complete results from the scheme meetings and the company's annual general meeting today are as follows:

1.	Share Scheme Meeting of Ordinary Shareholders (other than the
	Murdoch Family and their associates)

     	Total votes:

	The total number of votes cast on the poll (including the proxy votes) was 948,414,737. The total votes were cast as follows:

	FOR		865,699,911	(91.28%)

	AGAINST		82,714,826	(8.72%)

	Shareholders:

	The total number of Ordinary Shareholders (other than the Murdoch Family and their associates) who voted in person or by proxy on the resolution was 114,719. Those shareholders voted as follows:

	FOR		112,606		(98.16%)*

	AGAINST		2,113		(1.84%)*

	* 21 shareholders voted both for and against the resolution.

     	Result:

	The resolution was therefore approved by the necessary majorities. Shareholders holding 29,540,582 shares abstained from voting on the resolution.


2.	Share Scheme Meeting of Preferred Shareholders (other than the Murdoch
	Family and their
	associates)

     	Total votes:

	The total number of votes cast on the poll (including the proxy votes) was 2,869,221,708. The total votes were cast as follows:

	FOR		2,761,016,295	(96.23%)

	AGAINST		108,205,413	(3.77%)

	Shareholders:

	The total number of Preferred Shareholders (other than the Murdoch Family and their associates) who voted in person or by proxy on the resolution was 75,906. Those shareholders voted as follows:

	FOR		73,368		(96.66%)*

	AGAINST		2,538		(3.34%)*

	* 14 shareholders voted both for and against the resolution.

   	Result:

	The resolution was therefore approved by the necessary majorities. Shareholders holding 52,910,995 shares abstained from voting on the resolution.


3.	Capital Reduction Meeting

	The total number of votes cast on the poll (including the proxy votes) was 3,842,429,582. The total votes were cast as follows:

	FOR		3,678,946,217	(95.75%)

	AGAINST		163,483,365	(4.25%)

     	Result:

	The resolution was therefore approved by the necessary majority. Shareholders holding 81,064,695 shares abstained from voting on the resolution.


4.	Scheme Meeting of Optionholders (other than the Murdoch Family
	and their associates)

     	Total votes:

	The total number of votes cast on the poll (including the proxy votes) was 419,350,769. The total votes were cast as follows:

	FOR		419,153,799	(99.95%)

	AGAINST		196,970		(0.05%)

	Optionholders:

	The total number of Optionholders (other than the Murdoch Family and their associates) who voted in person or by proxy on the resolution was 756. Those optionholders voted as follows:

	FOR		754		(99.74%)

	AGAINST		2		(0.26%)

     	Result:

	The resolution was therefore approved by the necessary majorities. Optionholders holding options carrying 1,371,458 votes abstained from voting on the resolution.

5.	Share Scheme Meeting of Ordinary Shareholders who are members or
	associates of the Murdoch Family

     	Total votes:

	The total number of votes cast on the poll (including the proxy votes) was 627,089,640. The total votes were cast as follows:

	FOR		627,089,640	(100%)

	AGAINST		Nil		(0%)

	Shareholders:

	The total number of Ordinary Shareholders who are members or associates of the Murdoch Family who voted in person or by proxy on the resolution was 17. Those shareholders voted as follows:

	FOR		17		(100%)

	AGAINST		Nil		(0%)

     	Result:

	The resolution was therefore approved by the necessary majorities. There were no abstentions on the resolution.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	336,613,728
	Against			Nil
	Abstain			Nil
	Undirected		290,445,518


6.	Share Scheme Meeting of Preferred Shareholders who are members or
	associates of the Murdoch Family

     	Total votes:

	The total number of votes cast on the poll (including the proxy votes) was 217,279,240. The total votes were cast as follows:

	FOR		217,279,240	(100%)

	AGAINST		Nil		(0%)

	Shareholders:

	The total number of Ordinary Shareholders who are members or associates of the Murdoch Family who voted in person or by proxy on the resolution was 13. Those shareholders voted as follows:

	FOR		13		(100%)

	AGAINST		Nil		(0%)

     	Result:

	The resolution was therefore approved by the necessary majorities. There were no abstentions on the resolution.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	157,032,720
	Against			Nil
	Abstain			Nil
	Undirected		60,238,667


7.	Option Scheme Meeting of Optionholders who are members or associates
	of the Murdoch Family

     	Total votes:

	The total number of votes cast on the poll (including the proxy votes) was 44,465,845. The total votes were cast as follows:

	FOR		44,465,845	(100%)

	AGAINST		Nil		(0%)

	Optionholders:

	The total number of Optionholders who are members or associates of the Murdoch Family who voted in person or by proxy on the resolution was 7. Those optionholders voted as follows:

	FOR		7		(100%)

	AGAINST		Nil		(0%)

     	Result:

	The resolution was therefore approved by the necessary majorities. There were no abstentions on the resolution.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	44,465,845
	Against			Nil
	Abstain			Nil
	Undirected		Nil


8.	Annual General Meeting

(a)	Resolution to re-elect Mr Cowley

	The resolution was passed on a show of hands.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	1,182,135,379
	Against			40,763,353
	Abstain			5,684,611
	Undirected		333,957,943

(b)	Resolution to re-elect Mr Devoe

	The resolution was passed on a show of hands.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	1,181,276,161
	Against			43,380,709
	Abstain			3,842,872
	Undirected		334,034,344

(c)	Resolution to elect Mr Dinh

	The resolution was passed on a show of hands.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	1,197,882,081
	Against			24,862,711
	Abstain			5,586,271
	Undirected		334,210,223

(d)	Resolution to elect Mr Barnes

	The resolution was passed on a show of hands.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	1,199,562,470
	Against			25,098,916
	Abstain			3,823,017
	Undirected		334,056,083

(e)	Resolution to elect Mr Thornton

	The resolution was passed on a show of hands.

	The proxies received prior to the meeting in relation to the resolution were as follows:

	For the resolution 	1,181,320,668
	Against			41,645,912
	Abstain			5,126,392
	Undirected		334,296,672



The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2004 of approximately US$52 billion and total annual revenues of approximately US$20 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.







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